FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ended June 30, 2006

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X            Form 40-F

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and a significant R&D pipeline of drug products in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. NX-1207 has shown statistically significant positive results in Phase 1 and 2 clinical trials in the U.S. and is currently in pivotal late stage Phase 2 human testing in the US. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. The Company is developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has NXD-2858 and NXD-9062 which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox developed and is currently offering its AlzheimAlert™ test, a nationally certified clinical reference laboratory urinary test that is the world’s only accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. The AlzheimAlert™ test is certified with a CE Mark, making the device eligible for sale in the European Union. Nymox has signed distribution deals for AlzheimAlert™ with several companies in Europe. Nymox also developed and markets NicAlert™ and TobacAlert™; tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second hand smoke exposure in individuals.

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its financial statements for the quarter ended June 30, 2006.

On May 16, Nymox released long term efficacy results from the open-label Phase 1-2 testing of NX-1207. Patients in the trial of NX-1207 who were available for follow-up were administered AUA Symptom Score evaluations after periods of 29-34 months post treatment. The mean AUA score in patients treated with NX-1207 showed a 6.9 point greater improvement compared to controls. This reached statistical significance and exceeded results from the initial 30 day study of NX-1207 previously reported. 75% of the subjects in the trial were available for follow-up. Of these, 57% of the subjects treated with NX-1207 required no further treatment for BPH symptoms, and showed a mean improvement of 7.2 points in AUA scores. The remaining group of subjects (43%) received other BPH treatments (other approved available drugs or procedures) after their initial treatment with NX-1207. The latter group showed an initial mean improvement with NX-1207 of 10 points, which was highly significantly greater than their subsequent response to other treatments (mean improvement of 0.3 points). There were no serious safety issues reported in individuals treated with NX-1207. The AUA BPH symptom score measurement includes data on 1) sensations of incomplete emptying of the bladder; 2) need to urinate frequently; 3) stopping and starting during urination; 4) urgent need to urinate; 5) weakness of urinary stream; 6) need to push or strain during urination; and 7) urination during sleep (nocturia).

On June 9, Nymox announced that patient dosing in the Company’s multi-center Phase 2 clinical trial of NX-1207 was completed. On June 27, Nymox reported that the Company’s new updated Safety Committee review of safety data for its ongoing multi-center U.S. Phase 2 trial of NX-1207 had revealed no serious drug side effects.

On May 2, Nymox announced that positive results from successful clinical studies of the Company’s AlzheimAlert ™ test were presented at the Annual Meeting of the American Psychiatric Association held in Toronto from May 20 to 25, 2006. Recognized worldwide, the American Psychiatric Association has over 35,000 U.S. and international member physicians.

Nymox also announced that the results from these clinical studies were presented at the 4th Bologna International Meeting on Affective, Behavioral and Cognitive Disorders in the Elderly in Bologna, Italy on June 15. Study data and findings were presented by first author Dr. Ira Goodman of the Orlando Regional Healthcare System. Dr. Goodman was a principal investigator in the reported studies. In the reported studies, over 90% of cases of probable Alzheimer’s disease tested positive in the test, with a specificity of 90%. The studies showed that adjunctive use of the AlzheimAlert™ test adds significantly to both the positive predictive value and the negative predictive value of the clinical diagnosis of Alzheimer’s disease. All of the findings reached statistical significance. Dr. Goodman is Chairman of the Department of Neurology of the Orlando Regional Healthcare System, and is Director of the Memory Disorder Clinic and Associate Clinical Professor in the Department of Medicine at the University of Florida School of Medicine. Dr Goodman is also Faculty of Florida State University Medical School, and member of the Research Sub-committee of the Alzheimer’s Disease Initiative of the Department of Elder Affairs of the State of Florida.

On May 17, Nymox announced that positive results from successful clinical studies of the Company’s AlzheimAlert ™ test will be presented at the upcoming International Congress of Clinical Neurophysiology to be held in Edinburgh, UK from September 10 to 14, 2006. The presentation is entitled “Urine neural thread protein levels in mild cognitive impairment” and the authors are Dr. Ira Goodman, Dr. Stephen Flitman, Dr. Kevin Xie, Dr. Alireza Minagar, and Dr. Ralph Richter.

On June 14, Nymox announced that it had entered into an agreement with Kyung Min Meditech Co., Ltd. for the marketing and sale of the Company’s AlzheimAlert™ kit in the Korean Republic. Kyung Min Meditech is a Korean medical device distributor headquartered in Seoul, Korea.

On May 5, Nymox announced that the Company’s saliva-based version of its NicAlert™ product for testing for tobacco use or exposure has now achieved certification in Europe with the CE Mark. The CE Mark indicates that the product complies with EU safety, environmental, and quality standards and makes the product eligible for sale in the European Union. The urine-based version of NicAlert™ earlier received clearance from the U.S. Food and Drug Administration and achieved certification with the CE Mark. On May 3, Nymox announced the launch of its TobacAlert™ product in the U.K. by Adastra Medical Ltd. The country-wide marketing campaign includes a new web site, www.tobacalert.co.uk, devoted to the second-hand smoke test. On May 4, Nymox announced that it had entered into a new distribution agreement with Alifax S.p.A., a leading Italian medical diagnostic company, for the marketing and sales of its NicAlert™ product in Italy.

On June 8, the new members of the Nymox Board of Directors were elected at the annual general meeting of the shareholders; namely, Professor David Morse, Ph.D., Roger Guy, M.D., Paul F. McDonald, and Randall Lanham. Randall Lanham is an Orange County attorney with extensive experience in securities law and corporate finances. Mr. Lanham has vast experience in both domestic and international corporate legal matters. Paul F. McDonald, a graduate in law of McGill University, has been Vice-President of the Montreal Exchange, principal owner and president of a stock-exchange firm, and a longtime director of the Quebec Industrial Development Corporation, and brings a lifetime of experience as a member of the investment industry to the Nymox board. Professor David Morse, Ph.D. is a Professor at the University of Montreal and a world expert in the biochemistry, proteomics and genomics of cell function. Professor Morse has published extensively in the peer-reviewed scientific literature, including papers in journals such as Science, Nature, Cell, Proceedings of the National Academy of Science, and the Journal of Biological Chemistry. Roger Guy, M.D., is a highly experienced medical doctor who has served as a national examiner. Dr. Guy has broad human clinical trial and business managerial experience.

We wish to thank our over 4,000 shareholders for their strong support. Nymox is working steadily towards its major milestones, and we look forward to the important challenges ahead.

/s/ Paul Averback, MD
Paul Averback MD
President

August 11, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Profile for a discussion of the Company’s research and development projects and its product pipeline. We refer to the Risk Factors section of our 20F filed on EDGAR for a discussion of the management and investment issues that affect the Company and our industry.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure about Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgment.

Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Company. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic services to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets

The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
•	Significant negative industry or economic trends.

Valuation of Future Income Tax Assets

Management judgment is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $12.1 million as of December 31, 2005, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations

Six Months Ended June 30	2006	2005	2004
Total Revenues	$216,369	$218,998	$141,254

Net Loss	$(2,419,867)	$(1,804,976)	$(2,106,322)

Loss per share (basic & diluted)	$(0.09)	$(0.07)	$(0.09)

Total Assets	$3,690,397	$3,682,888	$3,991,754

Quarterly Results	Q2 - 2006	Q1 - 2006	Q4 - 2005	Q3 - 2005
Total Revenues	$120,360	$96,009	$106,527	$100,757

Net Loss	$(1,360,621)	$(1,059,246)	$(821,088)	$(958,464)

Loss per share (basic & diluted)	$(0.05)	$(0.04)	$(0.03)	$(0.04)

	Q2 - 2005	Q1 - 2005	Q4 - 2004	Q3 - 2004
Total Revenues	$117,067	$101,931	$78,369	$102,325

Net Loss	$(847,299)	$(957,677)	$(944,272)	$(695,031)

Loss per share (basic & diluted)	$(0.03)	$(0.04)	$(0.04)	$(0.03)

Results of Operations – Q2 2006 compared to Q2 2005

Net losses were $1,360,621, or $0.05 per share, for the three months and $2,419,867, or $0.09 per share for the six months ended June 30, 2006, compared to $847,299, or $0.03 per share, for the three months and $1,804,976, or $0.07 per share, for the six months ended June 30, 2005. The increase in net losses is attributable to stock-based compensation costs and to an increase in research and development expenditures (see below). The weighted average diluted number of common shares outstanding for the six months ended June 30, 2006 was 27,357,613 compared to 25,763,887 for the same period in 2005.

Revenues

Revenues from sales remained stable at $117,690 for the three months and $212,949 for the six months ended June 30, 2006, compared with $116,820 for the three months and $218,314 for the six months ended June 30, 2005. The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $1,295,720 for the six months ended June 30, 2006, compared with $959,299 for the six months ended June 30, 2005. Increased expenses relating to moving product candidates through clinical trials explains the increase. For the first six months of 2006, research tax credits amounted to $5,114 compared to $2,175 in 2005. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Company’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures remained stable at $113,535 for the six months ended June 30, 2006, compared with $116,524 for the six months ended June 30, 2005. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses amounted to $517,439 for the six months ended June 30, 2006, compared with $611,300 for the six months ended June 30, 2005, due to lower expenditures in many areas such as salaries (decrease 34%), shareholder relations (decrease 25%) and insurance (decrease 23%). The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Stock-based Compensation

The CICA amended Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. In the second quarter of 2006, 200,000 fully-vested options were granted, in replacement of an equal number of options which had expired, to option holders still associated with the Company. Under the fair value based method, the stock-based compensation cost of this grant, amounting to $338,400, was recorded in the second quarter (see Note 3 of the Consolidated Financial Statements).

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 75% of 2006 expenses (70% in 2005) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2006 or 2005.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $20,177 per month.

Contractual Obligations	Total	Current	1-3 years	4-5 years
Rent	$990,829	$233,120	$717,356	$40,353

Operating Leases	$35,914	$16,071	$19,843	$0

Total Contractual Obligations	$1,026,742	$249,190	$737,199	$40,353

Results of Operations – Q2 2005 compared to Q2 2004

Net losses were $847,299, or $0.03 per share, for the three months and $1,804,976, or $0.07 per share for the six months ended June 30, 2005, compared to $1,142,540, or $0.05 per share, for the three months and $2,106,322, or $0.09 per share, for the six months ended June 30, 2004. The weighted average diluted number of common shares outstanding for the six months ended June 30, 2005 was 25,763,887 compared to 24,920,579 for the same period in 2004.

Revenues

Revenues from sales amounted to $116,820 for the three months and $218,314 for the six months ended June 30, 2005, compared with $82,999 for the three months and $141,254 for the six months ended June 30, 2004 due to an increase in the sales of NicAlert/TobacAlert (63%).

Research and Development

Research and development expenditures were $959,299 for the six months ended June 30, 2005, compared with $1,150,272 for the six months ended June 30, 2004 due to a decrease in R&D expenditures on diagnostics. For the first six months of 2005, research tax credits amounted to $2,175 compared to $4,988 in 2004 because of a decrease in expenditures eligible for tax credits.

Marketing Expenses

Marketing expenditures remained relatively constant at $116,524 for the six months ended June 30, 2005, compared with $112,245 for the six months ended June 30, 2004.

Administrative Expenses

General and administrative expenses amounted to $611,300 for the six months ended June 30, 2005, compared with $666,732 for the six months ended June 30, 2004, due to lower legal fees.

Financial Position

Liquidity and Capital Resources

As of June 30, 2006, cash totaled $122,402 and receivables including tax credits totaled $78,655. In October 2005, the Corporation signed a new common stock private purchase agreement, whereby an investor is committed to purchase up to $13 million of the Corporation’s common shares over a twenty-four month period commencing October 21, 2005. As at August 11, 2006, 16 drawings were made under this purchase agreement, for total proceeds of $3,450,000. On November 18, 2005, 49,020 common shares were issued at a price of $2.04 per share. On December 8, 2005, 46,729 common shares were issued at a price of $2.14 per share. On December 14, 2005, 47,847 common shares were issued at a price of $2.09 per share. On January 10, 2006, 50,000 common shares were issued at a price of $2.00 per share. On January 18, 2006, 51,020 common shares were issued at a price of $1.96 per share. On January 24, 2006, 52,083 common shares were issued at a price of $1.92 per share. On February 3, 2006, 51,020 common shares were issued at a price of $1.96 per share. On February 10, 2006, 51,546 common shares were issued at a price of $1.94 per share. On February 16, 2006, 103,093 common shares were issued at a price of $1.94 per share. On March 6, 2006, 52,632 common shares were issued at a price of $1.90 per share. On March 16, 2006, 51,813 common shares were issued at a price of $1.93 per share. On March 27, 2006, 246,914 common shares were issued at a price of $4.05 per share. On April 12, 2006, 188,917 common shares were issued at a price of $3.97 per share. On May 2, 2006, 82,645 common shares were issued at a price of $3.63 per share. On July 25, 2006, 37,488 common shares were issued at a price of $2.67 per share. On August 7, 2006, 37,879 common shares were issued at a price of $2.64 per share. The Company can draw down a further $9,550,000 over the remaining 15 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

This message contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox’s filings with the Securities and Exchange Commission and other regulatory authorities.

kpmg

Consolidated Financial Statements of (Unaudited)

NYMOX PHARMACEUTICAL CORPORATION

Periods ended June 30, 2006, 2005 and 2004

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2006, 2005 and 2004

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

June 30, 2006, with comparative figures as at December 31, 2005
(in US dollars)

	June 30, 2006	December 31, 2005
		(Audited)
Assets
Current assets:
Cash	$122,402	$151,476
Accounts receivable	70,466	62,721
Research tax credits receivable	8,189	3,075
Inventories	11,271	74,182

	212,328	291,454
Long-term security deposit	35,993	35,993
Long-term receivables	70,000	70,000
Property and equipment	9,548	11,463
Patents and intellectual property	3,362,528	3,310,129

	$3,690,397	$3,719,039

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,144,824	$1,704,369
Accrued liabilities	63,796	205,424
Notes payable	500,000	500,000
Deferred lease inducement	9,623	9,576
Deferred revenue	15,906	42,202

	1,734,149	2,461,571
Long-term deferred revenue	6,667	10,000
Deferred lease inducement	30,473	35,331
Non-controlling interest	800,000	800,000
Shareholders’ equity:
Share capital (note 2)	42,438,350	39,488,350
Additional paid-in capital (note 2 (b))	973,035	626,525
Deficit	(42,292,277)	(39,702,738)

	1,119,108	412,137
Subsequent events (note 6)

	$3,690,397	$3,719,039

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Three-month periods ended June 30, 2006, 2005 and 2004
(in US dollars)

	Three months ended June 30,			Six months ended June 30,
	2006	2005	2004	2006	2005	2004
Revenue:
Sales	$117,690	$116,820	$82,999	$212,949	$218,314	$141,254
Interest	2,670	247	--	3,420	684	--

	120,360	117,067	82,999	216,369	218,998	141,254
Expenses:
Research and
development	592,692	459,889	624,269	1,295,720	959,299	1,150,272
Less investment tax
credits	(3,989)	(1,125)	--	(5,114)	(2,175)	(4,988)

	588,703	458,764	624,269	1,290,606	957,124	1,145,284
General and
administrative	312,171	276,217	379,160	517,439	611,300	666,732
Marketing	65,500	54,443	54,521	113,535	116,524	112,245
Stock-based compensation
(note 3)	342,455	4,055	4,055	346,510	8,110	8,110
Cost of sales	37,646	53,688	49,272	114,707	99,587	88,410
Depreciation and
amortization	115,281	106,059	103,932	222,733	208,530	206,520
Interest and bank
charges	19,225	11,140	10,330	30,706	22,799	20,275

	1,480,981	964,366	1,225,539	2,636,236	2,023,974	2,247,576

Net loss	$(1,360,621)	$(847,299)	$(1,142,540)	$(2,419,867)	$(1,804,976)	$(2,106,322)

Loss per share (basic
and diluted) (note 4)	$(0.05)	$(0.03)	$(0.05)	$(0.09)	$(0.07)	$(0.09)

Weighted average
number of common
shares outstanding:
Basic	27,213,683	25,752,053	24,763,587	27,327,305	25,720,971	24,657,980
Plus impact of stock options
and warrants	54,515	35,962	156,338	30,308	42,916	262,599

Diluted	27,268,198	25,788,015	24,919,925	27,357,613	25,763,887	24,920,579

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Three-month periods ended June 30, 2006, 2005 and 2004
(in US dollars)

	Three months ended June 30,			Six months ended June 30,
	2006	2005	2004	2006	2005	2004
Deficit, beginning of
period:
As previously reported	$(40,871,267)	$(36,936,213)	$(33,027,501)	$(39,702,738)	$(35,951,268)	$(31,326,826)
Adjustment to reflect
change in accounting
for amortization of
patents (note 1 (b) (ii))	--	--	--	--	--	(119,714)

Sub-total	(40,871,267)	(36,936,213)	(33,027,501)	(39,702,738)	(35,951,268)	(31,446,540)
Adjustment to reflect
change in accounting
policy for employee
stock options
(note 1 (b) (i))	--	--	--	--	--	(548,164)

Deficit restated	(40,871,267)	(36,936,213)	(33,027,501)	(39,702,738)	(35,951,268)	(31,994,704)
Net loss	(1,360,621)	(847,299)	(1,142,540)	(2,419,867)	(1,804,976)	(2,106,322)
Share issue costs	(60,389)	(55,500)	(34,509)	(169,672)	(82,768)	(103,524)

Deficit, end of period	$(42,292,277)	$(37,839,012)	$(34,204,550)	$(42,292,277)	$(37,839,012)	$(34,204,550)

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Three-month periods ended June 30, 2006, 2005 and 2004
(in US dollars)

	Three months ended June 30,			Six months ended June 30,
	2006	2005	2004	2006	2005	2004
Cash flows from operating
activities:
Net loss	$(1,360,621)	$(847,299)	$(1,142,540)	$(2,419,867)	$(1,804,976)	$(2,106,322)
Adjustments for:
Depreciation and
amortization	115,281	106,059	103,932	222,733	208,530	206,520
Stock-based
compensation	342,455	4,055	4,055	346,510	8,110	8,110
Net change in operating
assets and liabilities	(811,613)	178,809	658,445	(720,933)	401,618	375,493

	(1,714,498)	(558,376)	(376,108)	(2,571,557)	(1,186,718)	(1,516,199)
Cash flows from financing
activities:
Proceeds from issuance
of share capital	1,050,000	965,000	600,000	2,950,000	1,490,000	1,804,033
Share issue costs	(60,389)	(55,500)	(34,509)	(169,672)	(82,768)	(103,524)
Repayment of notes payable	--	--	--	--	(100,000)	--

	989,611	909,500	565,491	2,780,328	1,307,232	1,700,509
Cash flows from investing
activities:
Additions to property
and equipment,
and patents and
intellectual property	(193,232)	(360,533)	(203,578)	(237,845)	(495,997)	(426,006)

Net decrease in cash	(918,119)	(9,409)	(14,195)	(29,074)	(375,483)	(241,696)
Cash, beginning of period	1,040,521	163,568	378,102	151,476	529,642	605,603

Cash, end of period	$122,402	$154,159	$363,907	$122,402	$154,159	$363,907

Supplemental disclosure to
statements of cash flows:
(a) Interest paid	$17,783	$7,706	$10,330	$26,728	$15,497	$20,275
(b) Non-cash
transactions:
Acquisition of property
and equipment, patents
and intellectual property
included in accounts
payable and accrued
liabilities	206,411	53,123	--	360,874	164,513	--
Cashless exercise
of warrants	--	--	2,996	--	--	375,717

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2006, 2005 and 2004
(in US dollars)

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer’s disease. The Corporation is currently marketing AlzheimAlert™, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlert™ and TobacAlert™, tests that use urine or saliva to detect the use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

1.	Basis of presentation:

(a)	Interim financial statements:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at June 30, 2006 and the unaudited consolidated statements of operations, deficit and cash flows for the three-month and six-month periods ended June 30, 2006, 2005 and 2004 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. The results for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2005. The interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2005.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2006, 2005 and 2004
(in US dollars)

1.	Basis of presentation (continued):

(b)	Changes in accounting policies:

(i)	Stock-based compensation:

Prior to January 1, 2004, the Corporation applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants (“CICA”) only to stock-based payments to non-employees, employee awards that were direct awards of stock, call for settlement in cash or other assets, and to employee stock appreciation rights; the Corporation applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options is credited to share capital and no compensation cost is recognized.

The CICA has amended Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $548,164 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

(ii)	Amortization of patents:

The Corporation has amended its method of amortizing patent costs to be consistent with the treatment followed by the Corporation under United States generally accepted accounting principles (“GAAP”). Certain patents were initially amortized by the Corporation commencing in the year of commercialization of the developed products for Canadian GAAP purposes. The Corporation now amortizes all patents over the legal life of the patents from the date the patent is secured. This change has been applied retroactively and has decreased amounts previously reported for patents and intellectual property on the consolidated balance sheet at December 31, 2003 by $119,714 and increased the accumulated deficit at December 31, 2003 by $119,714. The change did not have a material impact on the statements of operations for the periods presented.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2006, 2005 and 2004
(in US dollars)

2.	Share capital:

(a)	Share capital transactions during the period were as follows:

	Number	Dollars
Balance, December 31, 2005	26,728,781	$39,488,350
Issued for cash pursuant to common
stock private purchase agreement (i)	981,683	2,950,000

Balance, June 30, 2006	27,710,464	$42,438,350

(i)	Common Stock Private Purchase Agreement:

In October 2005, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that establishes the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $13 million of common shares over a twenty-four-month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The Corporation may terminate the agreement before the 24-month term if it has issued at least $8 million of common shares under the agreement.

In the three-month period ended June 30, 2006, the Corporation issued 271,562 common shares to the Purchaser for aggregate proceeds of $1,050,000 under the agreement. In the six-month period ended June 30, 2006, the Corporation issued 981,683 shares for aggregate proceeds of $2,950,000. At June 30, 2006, the Corporation can require the Purchaser to purchase up to $9,750,000 of common shares over the remaining 15 months of the agreement.

(b)	Additional paid-in capital:

Changes in additional paid-in capital were as follows:

Balance, December 31, 2005	$626,525
Stock-based compensation	346,510

Balance, June 30, 2006	$973,035

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2006, 2005 and 2004
(in US dollars)

3.	Stock-based compensation:

	Three months ended June 30,			Six months ended June 30,
	2006	2005	2004	2006	2005	2004
Stock-based compensation
pertaining to general
and administrative	$253,800	$--	$--	$253,800	$--	$--
Stock-based compensation
pertaining to marketing	88,655	4,055	4,055	92,710	8,110	8,110

	$342,455	$4,055	$4,055	$346,510	$8,110	$8,110

4.	Canadian/US reporting differences:

(a)	Consolidated statements of operations:

The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	Three months ended June 30,			Six months ended June 30,
	2006	2005	2004	2006	2005	2004
Net loss, Canadian
GAAP	$(1,360,621)	$(847,299)	$(1,142,540)	$(2,419,867)	$(1,804,976)	$(2,106,322)
Adjustments:
Stock-based
compensation -
options granted
to non-employees
(i)	--	(10,285)	(10,285)	--	(20,570)	(20,570)
Stock-based
compensation -
employees (ii)	--	4,055	4,055	--	8,110	8,110

Net loss, U.S. GAAP	$(1,360,621)	$(853,529)	$(1,148,770)	$(2,419,867)	$(1,817,436)	$(2,118,782)

Loss per share, U.S.
GAAP	$(0.05)	$(0.03)	$(0.05)	$(0.09)	$(0.07)	$(0.09)

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2006, 2005 and 2004
(in US dollars)

4.	Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	June 30, 2006	December 31, 2005
Shareholders’ equity, Canadian GAAP	$1,119,108	$412,137
Adjustments:
Stock-based compensation - options
granted to non-employees (i):
Cumulative compensation
expense	(1,425,143)	(1,425,143)
Additional paid-in capital	1,477,706	1,477,706
Change in reporting currency (ii)	(62,672)	(62,672)

	(10,109)	(10,109)

Shareholders’ equity, U.S. GAAP	$1,108,999	$402,028

(i)	For US GAAP purposes, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No-123R, Share-based Payments, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide service. The Corporation adopted SFAS 123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered as at such date. Previously, the Corporation elected to follow the intrinsic value method of accounting under ABP 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. In addition, in accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date. For Canadian GAAP purposes, the Corporation uses the fair value method of accounting for stock options granted to employees after January 1, 2004.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2006, 2005 and 2004
(in US dollars)

4.	Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(i)	(continued):

Stock option plan:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The total number of shares to be optioned to any one individual cannot exceed 5% of the total issued and outstanding shares, and the maximum number of shares which may be optioned under the Plan cannot exceed 2,500,000 common shares without shareholder approval. Options under the Plan expire ten years after grant and vest either immediately or over periods up to five years.

The following table provides the activity of stock option awards during the quarter and for options outstanding and exercisable at the end of the quarter, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represented the pre-tax intrinsic value based on the Company’s closing stock price at June 30, 2006 of $2.83, which would have been received by option holders had they exercised their options at that date.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2006, 2005 and 2004
(in US dollars)

4.	Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(i)	(continued):

Stock option plan (continued):

	Options outstanding				Non-vested options
	Number	Weighted average exercise price	Weighted average years to expiration	Aggregate intrinsic value	Number	Weighted average grant date fair value
Outstanding,
December 31, 2005	1,811,500	$3.86			20,000	$1.62
Expired	(300,000)	3.91			--	--
Granted	200,000	2.82			--	--
Vested	--	--			(10,000)	1.62

Outstanding,
June 30, 2006	1,711,500	$3.73	5.8	$46,130	10,000	$1.62

Options exercisable	1,701,500	$3.73	5.8	$46,130	N/A	N/A

At June 30, 2006, the unrecognized compensation cost related to non-vested awards was $24,330 and the remaining recognition period is 1.5 year.

The fair value of the options granted during the period was determined using the Black-Scholes pricing model using the following assumptions:

	2006	2005
Risk-free interest rate	4.26%	--
Expected volatility	68.21%	--
Expected life in years	5	--
Expected dividend yield	nil	--

Dividend yield was excluded from the calculation since it is the present policy of the Corporation to retain all earnings to finance operations.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2006, 2005 and 2004
(in US dollars)

4.	Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(i)	(continued):

Stock option plan (continued):

The weighted average grant date fair value of the 200,000 options granted during the period was $1.69.

(ii)	The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for prior periods has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for periods prior to January 1, 2000 have been translated into US dollars at the ending exchange rate for the respective period and the statement of operations at the average exchange rate for the respective period.

5.	Segment disclosures:

Geographic segment information is as follows:

	Canada	United States	Europe and other
Revenues:
2006	$18,042	$163,634	$34,693
2005	11,431	207,567	--
2004	2,213	139,041	--
Net loss:
2006	(2,060,164)	(359,703)	--
2005	(1,579,436)	(225,540)	--
2004	(1,777,554)	(328,768)	--
Property and equipment, patents and
intellectual property
June 30, 2006	3,119,734	252,342	--
December 31, 2005	3,072,345	249,247	--

Revenues are attributed to geographic locations based on location of customers.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2006, 2005 and 2004
(in US dollars)

6.	Subsequent events:

(a)	On July 25, 2006, the Corporation issued 37,488 common shares pursuant to the Common Stock Private Purchase Agreement for a cash consideration of $100,000.

(b)	On August 7, 2006, the Corporation issued 37,879 common shares pursuant to the Common Stock Private Purchase Agreement for a cash consideration of $100,000.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: August 11, 2006